# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stereotaxis, Inc., CIK 0001289340
CUSIP: 85916J409
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 710 North Tucker Boulevard, Suite 110, St. Louis, Missouri (MO), 63101
Date of event which requires filing of this statement: 11/09/2026
Amends the filing with accession number 0001389933-16-000035
Filed by CIK 0001389933
Persons authorized to receive notices and communications: DAFNA CAPITAL MANAGEMENT, LLC, 10990 Wilshire Boulevard, Suite 1400, Los Angeles, California (CA), 90024, 310-954-3200

## Reporting persons
- DAFNA Capital Management, LLC (CIK 0001389933): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,333,446; sole dispositive power 0; shared dispositive power 15,333,446; aggregate amount beneficially owned 15,333,446 (15.1% of the class)
  Comment: See Item 5 to the Schedule 13D for further details.
- Dr. Nathan Fischel (CIK 0001389932): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Austria (C4); source of funds: other (OO); sole voting power 294,949; shared voting power 15,333,446; sole dispositive power 294,949; shared dispositive power 15,333,446; aggregate amount beneficially owned 15,628,395 (15.3% of the class)
  Comment: See Item 5 to the Schedule 13D for further details.
- Dr. Fariba Ghodsian (CIK 0001733969): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 15,333,446; sole dispositive power 0; shared dispositive power 15,333,446; aggregate amount beneficially owned 15,333,446 (15.1% of the class)
  Comment: See Item 5 to the Schedule 13D for further details.
- DAFNA LifeScience, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,005,938; sole dispositive power 0; shared dispositive power 8,005,938; aggregate amount beneficially owned 8,005,938 (7.9% of the class)
  Comment: See Item 5 to the Schedule 13D for further details.
- DAFNA LifeScience Select, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,327,508; sole dispositive power 0; shared dispositive power 7,327,508; aggregate amount beneficially owned 7,327,508 (7.3% of the class)
  Comment: See Item 5 to the Schedule 13D for further details.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Stereotaxis, Inc.
Address of issuer's principal executive offices: 710 North Tucker Boulevard, Suite 110, St. Louis, Missouri (MO), 63101
Comment: Explanatory Note: This Amendment No. 5 is being jointly filed by the Reporting Persons (as defined below) to supplement and amend as specifically set forth herein the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission ("SEC") on October 11, 2016 as subsequently amended by that certain Amendment No. 1 filed on January 9, 2017, Amendment No. 2 filed on February 6, 2017, Amendment No. 3 filed on February 14, 2017, and Amendment No. 4 on March 8, 2018 (collectively, the "Prior Schedule 13D"). Except as specifically set forth herein, this Amendment No. 5 does not modify any of the information previously reported in the Prior Schedule 13D. Capitalized terms used in this Amendment No. 5 and not otherwise defined herein shall have the respective meanings ascribed to them in the Prior Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by: (i) DAFNA Capital Management, LLC ("DAFNA"); (ii) Dr. Nathan Fischel ("Dr. Fischel"); and (iii) Dr. Fariba Ghodsian ("Dr. Ghodsian"), (iv) DAFNA LifeScience, L.P. ("LifeScience"), and (v) DAFNA LifeScience Select, L.P. ("Select" and collectively with DAFNA, Dr. Fischel, Dr. Ghodsian, and LifeScience, the "Reporting Persons").
Residence or business address: The principal business address of each of the Reporting Persons is 10990 Wilshire Boulevard, Suite 1400 Los Angeles, California 90024.
Present principal occupation or employment:
DAFNA is the investment manager and general partner of LifeScience and Select.

Dr. Fischel is the Chief Executive Officer of DAFNA.

Dr. Ghodsian is the Chief Investment Officer of DAFNA.

LifeScience and Select are each an investment fund.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
DAFNA Capital Management, LLC, a Delaware limited liability company.

Dr. Fischel is a citizen of Austria and permanent resident of the United States.

Dr. Ghodsian is a citizen of the United States.

LifeScience and Select are each a Delaware limited partnership.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 9, 2026, the Issuer entered into a note purchase agreement (the "Purchase Agreement") with certain investors, including DAFNA, on behalf of LifeScience and Select (the "Funds"), for the purchase of convertible promissory notes with an interest rate of 10% per annum (the "Notes"), which grant the holders of the Notes the right to convert the principal balance of the Notes and accrued interest into shares of the Issuer's Common Stock at the election of the holders at any time prior to the maturity date of the Notes and certain corporate events. The Funds purchased Notes with an aggregate principal amount of $2,000,000, which are convertible, based on the initial conversion rate of $1.21 per share, into 1,652,892 shares of Common Stock, and subject to a 19.9% beneficial ownership limitation. The Funds utilized their working capital to acquire the Notes for the aggregate purchase price of $2,000,000.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety to read as follows:

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of (i) 13,680,554 shares of Common Stock held by the Funds, of which 6,931,558 shares of Common Stock are held by LifeScience and 6,748,996 shares of Common Stock held by Select, and (iii) 1,652,892 shares of Common Stock that are issuable to the Funds upon conversion of principal amount of the Notes held by the Funds, of which 1,074,380 shares of Common Stock are issuable upon conversion to LifeScience and 578,512 shares of Common Stock are issuable upon conversion to Select.

The Funds also hold 8,000 shares of convertible preferred stock, however, they are subject to a 4.99% beneficial ownership limitation and unable to be converted by the Funds at this time and therefore have been excluded from the beneficial ownership of the Reporting Persons.

Dr. Fischel, as a member of the Issuer's Board of Directors, receives restricted common stock, subject to vesting, in considerations for his services on the Board of Directors. This Schedule 13D includes 294,949 shares of restricted common stock held by Dr. Fischel that are vested or will vest within 60 days of this filing, and excludes the unvested shares of restricted common stock held by Dr. Fischel that do not vest within 60 days of this filing.

DAFNA is the investment manager and general partner to the Funds and, in such capacity, exercises voting and investment power over all of the securities held by the Funds and may be deemed to be the beneficial owner of the reported securities. Dr. Fischel and Dr. Ghodsian serve as the Chief Executive Officer and Chief Investment Officer, respectively, of DAFNA and also may be deemed to be the beneficial owner of the reported securities. Each of DAFNA, Dr. Fischel and Dr. Ghodsian disclaims beneficial ownership of the reported securities, except to the extent of its, his or her pecuniary interest in such shares, if any. This report shall not be deemed an admission that DAFNA, Dr. Fischel or Dr. Ghodsian is the beneficial owner of the reported securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

For purposes of this Schedule 13D, the percent of class was calculated based on the sum of (i) 100,202,178 shares of Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's quarterly report for the period ended June 30, 2026 filed with the SEC on August 12, 2026, and (ii) 1,652,892 shares of Common Stock issuable upon conversion of the Notes held by the Funds.

Each of DAFNA and Dr. Ghodsian:
(1) 15,333,446
(2) 15.1%

Dr. Fischel:
(1) 15,628,395
(2) 15.3%

LifeScience:
(1) 8,005,938
(2) 7.9%

Select:
(1) 7,327,508
(2) 7.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:
Each of DAFNA and Dr. Ghodsian:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 15,333,446
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 15,333,446

Dr. Fischel:
(1) Sole Voting Power: 294,949
(2) Shared Voting Power: 15,333,446
(3) Sole Dispositive Power: 294,949
(4) Shared Dispositive Power: 15,333,446

LifeScience:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 8,005,938
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 8,005,938

Select:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 7,327,508
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 7,327,508
Transactions in the class effected during the past sixty days: The information in Item 3 above relating to the transactions effected by the Reporting Persons in the Issuer's Common Stock is incorporated herein by reference. No other transactions have been effected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 3 above relating to the note purchase agreement entered into by the Reporting Persons to acquire the Notes is incorporated herein by reference.

## Signatures
- DAFNA Capital Management, LLC: /s/ Nathan Fischel, Chief Executive Officer (11/12/2026)
- Dr. Nathan Fischel: /s/ Nathan Fischel, Nathan Fischel (11/12/2026)
- Dr. Fariba Ghodsian: /s/ Fariba Ghodsian, Fariba Ghodsian (11/12/2026)
- DAFNA LifeScience, L.P.: /s/ Nathan Fischel, Chief Executive Officer of DAFNA Capital Management, LLC, general partner of DAFNA LifeScience, L.P. (11/12/2026)
- DAFNA LifeScience Select, L.P.: /s/ Nathan Fischel, Chief Executive Officer of DAFNA Capital Management, LLC, general partner of DAFNA LifeScience Select, L.P. (11/12/2026)